UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:

     811-08933

2.   State identification Number:

3.   Exact name of investment company as specified in registration statement:

     CREDIT SUISSE INSTITUTIONAL INTERNATIONAL FUND, INC.

4. Address of principal executive office (number, street, city, state, Zip code):

     466 LEXINGTON AVENUE
     NEW YORK, NY   10017







                      MANAGEMENT STATEMENT
            REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Credit Suisse Institutional International Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's securities lending program compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of August 31, 2001, and from August 13, 2001, the commencement of securities lending, through August 31, 2001.

Based on this evaluation, we assert that the Fund's securities lending program was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2001, and from August 13, 2001 through August 31, 2001, with respect to securities reflected in the investment accounts of the Fund as being out on loan.

Credit Suisse Institutional International Fund, Inc.

By: /s/Michael Pignataro
    Michael Pignataro

    Treasurer
    Title

    October 15, 2001
    Date





                REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Credit Suisse Institutional International Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Credit Suisse Institutional International Fund, Inc. (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 2001. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures for the Fund's securities lending program were the following tests performed as of August 31, 2001, and with respect to agreement of securities loaned and returned, for the period from August 13, 2001 (the date of the commencement of the securities lending), through August 31, 2001:

- Confirmation of all securities out on loan with the Fund's securities lending agent (an affiliated custodian);

- Confirmation of all such securities out on loan with the Fund's custodian;

- Reconciliation of all such securities on loan between the Fund's securities lending agent and custodian;

- Confirmation of all collateral received with securities lending agent;

- Confirmation of all invested collateral with unaffiliated mutual fund;

- Agreement of 1security loan transaction since August 13, 2001
(the commencement of the securities lending) to August 31, 2001, from the books and records of the Fund to the Fund's custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Credit Suisse Institutional International Fund, Inc.
securities lending program was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2001 with respect to securities reflected in the investment accounts of the Fund as being out on loan is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
Philadelphia, PA

October 15, 2001